Exhibit 99.1

PRESS RELEASE

Formula Systems Announces 2016 Annual

General Meeting of Shareholders

OR YEHUDA, ISRAEL, November 16, 2016—Formula Systems (1985) Ltd. (NASDAQ: FORTY) today announced that it will hold its 2016 Annual General Meeting of Shareholders on Wednesday, December 21, 2016. The record date for shareholders entitled to vote at the meeting is November 21, 2016.

The agenda for the meeting is as follows:

1.	The re-election to Formula’s Board of Directors of Mr. Marek Panek, for a term expiring at Formula’s next annual general meeting of shareholders;

2.	The re-election to Formula’s Board of Directors of Mr. Rafal Kozlowski, for a term expiring at Formula’s next annual general meeting of shareholders;

3.	The re-election to Formula’s Board of Directors of Ms. Dafna Cohen, for a term expiring at Formula’s next annual general meeting of shareholders;

4.	The approval of an amended compensation policy, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999; and

5.	The approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Formula’s independent registered public accounting firm for the year ending December 31, 2016 and until Formula’s next annual general meeting of shareholders, and authorization of Formula’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, members of Formula’s management will be available to review and discuss Formula’s auditor’s report and consolidated financial statements for the year ended December 31, 2015.

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by a majority of shares represented at the meeting in person or by proxy and voting thereon:

•          approval by the holders of a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal, that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in Formula.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in Formula constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with Formula’s articles of association. At such adjourned meeting, if a quorum is again not present within 30 minutes of the scheduled time for the meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, Formula is making available to its shareholders (including holders of shares represented by American Depositary Shares) a proxy statement describing the time and place, and other logistical information related to the meeting, and the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Formula is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, Formula’s website at www.formulasystems.com or by directing such request to Formula’s Investor Relations below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il